EX-28.h.1.b

AMENDMENT NO. 2

To Transfer Agency and Service Agreement

Between

DFA Investment Dimensions Group Inc.

And

State Street Bank and Trust Company

This Amendment No. 2 (“Amendment”) is entered into as of this 8th day of August, 2013 by and between DFA Investment Dimensions Group Inc. (the “Fund”) and State Street Bank and Trust Company (the “Transfer Agent”). In accordance with Section 15.1 (Amendment) of the Transfer Agency and Service Agreement dated October 3, 2012, as amended (the “Agreement”) the parties desire to further amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.	Transfer Agency Services. Section 1.1 of the Agreement is hereby amended by adding a new subsection (q) which shall read as follows;

“(q) The Transfer Agent shall (i) calculate any applicable shareholder service fees as set forth in the Fund’s prospectuses or in accordance with schedules provided by the Fund or its distributor; (ii) provide a detailed funding request for such shareholder service fee payments to the Fund’s Custodian; and (iii) upon receipt of funding from the Custodian, disburse such service fees to the applicable intermediaries,”

2.	All defined terms and definitions in the Agreement shall be the same in this Amendment except as specifically revised by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

DFA INVESTMENT DIMENSIONS GROUP, INC.		STATE STREET BANK AND TRUST COMPANY

By:	/s/ Julie Henderson	By:	/s/ Michael Rogers
Name:	Julie Henderson	Name:	Michael Rogers
Title:	Vice President & Controller	Title:	Executive Vice President